CITY HOLDING COMPANY
EXECUTIVE OFFICER COMPENSATION CLAWBACK POLICY

I. Policy Statement/Purpose.
The Board of Directors of City Holding Company (the “Company”) believes it to be in the best interests of the Company and its stockholders to keep current with “best practices” in compensation matters and risk management. The Board, therefore, adopted this Executive Officer Compensation Clawback Policy (this “Policy”) to increase incentives for the executive officers of the Company to take full account of risks to the Company and its stockholders in its decision making, and to reduce such risks wherever practicable. This Policy will seek recoupment with respect to incentive compensation (including stock options awarded as compensation) paid or awarded to current or former executive officers of the Company.

II. Covered Executive Officers; Incentive Compensation.

A.Executive Officers. This Policy applies to the Company’s current and former executive officers and other senior officers. The term “executive officers” shall mean current or former executive officers designated by the Board of Directors of the Company as officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and such additional officers, if any, as are required to be subject to this Policy under final regulations adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

A. Incentive Compensation. The term “incentive compensation” shall mean bonuses and other incentive and equity compensation awarded to each of the Company’s executive officers, the amount, payment and/or vesting of which was calculated based on the application of objective performance criteria measured during any part of the period covered by the restatement.

III. Recoupment; Accounting Restatement.
In the event the Company is required to prepare an accounting restatement of its financial statements (other than as a result of a change in accounting principles), as reported in a Form 10-Q, Form 10-K or other report filed with the SEC, due to the Company’s material noncompliance, the Compensation Committee will require reimbursement or forfeiture of any incentive compensation received by any executive officer during the three-year period preceding the date on which the Company is required to prepare an accounting restatement. The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the such executive officer had it been based on the restated results, as determined by the Compensation Committee.

IV. Method of Recoupment; General Provisions.

A.The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation: direct repayment from the affected executive officers or, to the extent permitted by law, enforce an executive officer’s repayment obligation under this Policy by reducing any amounts that may be owing from time-to-time by the Company or any of its subsidiaries to such executive officer, whether as future payments of incentive compensation, wages, severance, vacation pay or in the form of any other benefit or for any other reason. In addition, the Compensation Committee of the Company may cancel, in whole or in part, outstanding performance based awards where the Compensation Committee took into account the financial performance of the Company in granting such awards and the financial results were subsequently reduced due to such a restatement.

A.Any set-offs of deferred benefits to recoup the amounts to be repaid by executive officers under this Policy shall be made in a manner that complies with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

A.This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 applicable to the Company’s Chief Executive Officer and Chief Financial Officer. The repayment of incentive compensation under this Policy is in addition to any other right or remedy available to the Company, including termination of employment or institution of civil or criminal proceedings.

V. Acknowledgement and Acceptance by Executive Officers.

Executive officers shall acknowledge and accept this Policy by signing the separate Acknowledgement Page attached to this Policy.

VI. Administration and Interpretation.

The Board delegates to the Compensation Committee of the Board the authority and responsibility to administer this Policy. The Compensation Committee shall have full and final authority to make all other determinations under this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC or NASDAQ.

Any determination made by the Compensation Committee under this Policy shall be final, binding, and conclusive on all parties.

VII. Successors.

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

VIII. Amendment; Termination.
The Compensation Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect regulations adopted by the SEC under Section 10D of the Exchange Act and to comply with any rules or standards adopted by the NASDAQ. The Compensation Committee may terminate this Policy at any time.

IX. Effective Date.
This Policy shall be effective as of December 17, 2014 and shall apply to incentive compensation that is approved, awarded or granted to executive officers on or after that date.
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